AMENDED AND RESTATED

EXHIBIT A

TO THE

DISTRIBUTION AND SERVICING PLAN

Guggenheim Funds Trust

Name of Fund	Effective Date of the Plan

Guggenheim Investment Grade CLO ETF	March 29, 2026
Guggenheim Securitized Income ETF	March 29, 2026
Guggenheim Ultra Short Income ETF	March 29, 2026
Guggenheim Enhanced Equity Income ETF	May 14, 2026